

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 5, 2008

Mr. Walter S. Sobon
Executive VP and CFO
Constar International Inc.
One Crown Way
Philadelphia, PA 19154

      RE: Form 10-K for the fiscal year ended December 31, 2007
              Form 10-Q for the period ended March 31, 2008
              File No. 0-16496

Dear Mr. Sobon:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief